Press Release


[Graphic omitted] Ahold

                                                                     Royal Ahold
                                                        Corporate Communications



                                                         Date:  October 17, 2003
                                        For more information:   +31 75 659 57 20







Ahold completes sale of Golden Gallon Convenience Stores in Southeast U.S.

Zaandam, The Netherlands, October 17, 2003 - Ahold today announced it has successfully completed the sale of Golden Gallon, its fuel and merchandise convenience store operation in the southeastern United States, to The Pantry, Inc. The transaction value amounts to approximately USD 187 million.

The Pantry is the leading convenience store operator in the southeastern United States and the third largest independently operated convenience store chain in the country. The divestment of Golden Gallon, originally announced on August 25, 2003, is part of Ahold's strategic plan to restructure its portfolio to focus on core food businesses.

Golden Gallon operated 138 convenience stores and has been part of Ahold's portfolio since 2000. The company employed approximately 1,100 employees.


Ahold Corporate Communications: +31.75.659.57.20






                                                 Albert Heijnweg 1, Zaandam
                                                 P.O. Box 3050, 1500 HB Zaandam
                                                 The Netherlands
                                                 Phone:  +31 (0)75 659 5720
                                                 Fax:    +31 (0)75 659 8302
http://www.ahold.com